Alpine Summit Energy Partners, Inc.

(formerly Red Pine Petroleum Ltd.)

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited)

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Consolidated Statements of Financial Position

(amounts in US dollars)(Unaudited)

As at

		March 31,	December 31,
	Notes	2022	2021
ASSETS
Current assets
Cash		$11,476,699	$8,622,815
Accounts receivable		28,895,098	18,797,635
Prepaid expenses		932,430	535,474
		41,304,227	27,955,924
Non-current assets
Right-of-use-assets		385,100	414,076
Exploration and evaluation assets	5	10,778,983	24,987,312
Property, plant and equipment	6	148,089,047	92,270,130

Total assets		$200,557,357	$145,627,442
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$56,832,319	$48,245,677
Current lease obligations		127,742	115,095
Current portion of long-term debt	8	5,987,384	7,059,834
Development partnership liabilities	7	88,382,731	44,694,643
Corporate credit facility	9	12,929,339	2,200,000
Asset backed preferred instrument	11	16,145,522	-
Commodity contracts	23(c)	12,823,054	6,479,508
		193,228,091	108,794,757
Non-current liabilities
Long-term debt	8	14,960,519	16,139,307
Asset backed preferred instrument	11	-	18,687,351
Commodity contracts	23(c)	16,031,042	13,901,672
Long-term lease obligations		366,194	374,848
Deferred tax liability	19	2,832,215	2,832,215
Decommissioning liabilities	10	2,611,061	1,946,306
		36,801,031	53,881,699
Total liabilities		230,029,122	162,676,456

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	12	44,415,397	43,414,147
Capital reserve	14	35,913,495	34,459,432
Contributed surplus		5,694,441	5,405,548
Accumulated deficit		(93,335,120)	(81,314,105)
Equity/(deficiency) attributable to Alpine
Summit Energy Partners, Inc. Shareholders		(7,311,787)	1,965,022
Non-controlling interest	14	(22,159,978)	(19,014,036)
Total Shareholders' equity/(deficiency)		(29,471,765)	(17,049,014)
Total liabilities and Shareholders' equity/(deficiency)		$200,557,357	$145,627,442

Going concern (Note 3(b))

Subsequent events (Note 24)

Approved by the Board:

"signed" Craig Perry	"signed" Stephen Schaefer
Director	Director

See accompanying notes to the condensed interim consolidated financial statements.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Consolidated Statements of Loss and Comprehensive Loss

For the three months ended March 31, 2022 and 2021
(amounts in US dollars)(Unaudited)

		Three months	Three months
		March 31,	March 31,
	Notes	2022	2021

Revenue
Revenue from petroleum and natural gas sales	17	$47,039,285	$19,625,913
Royalties		(13,021,970)	(5,334,036)
		34,017,315	14,291,877

Unrealized losses on derivative commodity contracts	23(c)	(13,815,573)	(9,181,887)
Realized losses on derivative commodity contracts	23(c)	(8,335,548)	(3,709,084)
Total revenue, net of royalties and derivative commodity contracts		$11,866,194	$1,400,906
Expenses
Operating and transportation		4,558,876	1,750,148
General and administrative expense	20	3,142,214	2,487,329
Stock-based compensation	15	1,290,143	-
Depletion and depreciation expense	6	4,598,976	3,854,000
Finance income and expense (net)	18	10,548,963	1,536,041

Total expenses		24,139,172	9,627,518

Loss before taxes and non-controlling interest:		$(12,272,978)	$(8,226,612)

Deferred taxes	19	-	-
Net loss and comprehensive loss for the period before non-controlling interest		$(12,272,978)	$(8,226,612)
Net loss and comprehensive loss attributable to non-controlling interest		$(3,324,013)	$-
Net loss and comprehensive loss for the period attributable to Alpine Summit Energy Inc. Shareholders		$(8,948,965)	$(8,226,612)

Loss per share attributable to Alpine Shareholders
Loss and comprehensive loss per share - basic and diluted	12	$(0.26)	$(0.51)
Weighted average number of shares outstanding (basic and diluted)	12	33,810,211	16,217,363

See accompanying notes to the condensed interim consolidated financial statements.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)

Consolidated Statements of Changes in Shareholders' Equity/(Deficiency)

(amounts in US dollars)(Unaudited)

	Note	HB2 Member Units	SVS Shares Number	MVS Shares Number	PVS Shares Number	Share Capital	Contributed surplus	Capital Reserve	Accumulated deficit	Non-controlling interest	Total shareholders' equity/(deficiency)
Opening Balance January 1, 2021		17,083,501	-	-	-	$37,097,376	$-	$5,023,375	$(39,757,844)	$-	$2,362,907
Issuance of shares for cash	12	819,215	-	-	-	8,044,700	-	-	-	-	8,044,700
Issuance of shares exchanged for promissory notes		353,870	-	-	-	3,475,000	-	-	-	-	3,475,000
Redemption of shares	11, 12	(3,992,629)	-	-	-	(8,680,786)	-	-	(12,560,214)	-	(21,241,000)
Net loss and comprehensive loss for the period		-	-	-	-	-	-	-	(8,226,612)	-	(8,226,612)
Ending Balance March 31, 2021		14,263,957	-	-	-	$39,936,290	$-	$5,023,375	$(60,544,670)	$-	$(15,585,005)

Ending Balance January 1, 2022		-	32,535,731	10,335.330	15,947.292	$43,414,147	$5,405,548	$34,459,432	$(81,314,105)	$(19,014,036)	$(17,049,014)
Exchange of units for SVS and MVS	12	-	158,686	(1,586.860)	-	-	-	-	-	-	-
Stock based compensation	15	-	-	-	-	-	1,290,143	-	-	-	1,290,143
Settlement of RSUs	14	-	281,250	-	-	1,001,250	(1,001,250)	1,454,063	-	(1,454,063)	-
Development partnership redemtion for HB2 Origination LLC Units	7	-	-	-	-	-	-	-	-	3,159,706	3,159,706
Dividends declared	13	-	-	-	-	-	-	-	(3,072,050)	(1,527,572)	(4,599,622)
Net loss and comprehensive loss for the period		-	-	-	-	-	-	-	(8,948,965)	(3,324,013)	(12,272,978)
Ending Balance March 31, 2022		-	32,975,667	8,748.470	15,947.292	$44,415,397	$5,694,441	$35,913,495	$(93,335,120)	$(22,159,978)	$(29,471,765)

See accompanying notes to the condensed interim consolidated financial statements.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Consolidated Statements of Cash Flows

For the three months ended March 31, 2022 and 2021
(amounts in US dollars)(Unaudited)

		Three months ended March 31,
	Note	2022	2021
Operating Activities
Net loss for the period before non-controlling interest		$(12,272,978)	$(8,226,612)
Items not affecting cash:
Depletion and depreciation expense	6	4,598,976	3,854,000
Stock-based compensation	15	1,290,143	-
Deferred taxes	19	-	-
Accretion expense	10	9,354	5,205
Non-cash finance expense		-	73,346
Interest on lease liability		3,992	-
Amortization of debt issuance costs	8	187,993	321,741
Asset backed preferred instrument interest	11	518,754	-
Fair value change on development partnership	7	8,988,504	-
Non cash development partnership exchange	7	84,300	-
Unrealized loss on commodity contracts	23(c)	13,815,573	9,178,337
Net change in non-cash working capital	21	(29,600,318)	(4,732,675)
Cash flows from/(used in) operating activities		(12,375,707)	473,342

Investing Activities

Expenditures on property, plant and equipment	6	(42,274,114)	(5,046,394)
Expendtiures of exploration and evaluation assets	5	(3,335,373)	(95,069)
Deposits on commodity contract		(5,342,657)	-
Net change in non-cash working capital	21	27,692,541	2,471,508
Cash flows used in investing activities		(23,259,603)	(2,669,955)

Financing Activities
Issuance of shares for cash, net of issuance costs	12	-	8,044,700
Dividends paid	13, 14	(4,599,621)	-
Proceeds from development partnerships	7	37,859,290	9,700,000
Proceeds from promissory notes		-	980,000
Proceeds from reserve based loan	9	10,729,339	-
Repayment of long-term debt	8	(2,439,231)	(6,354,264)
Repayment of asset backed preferred instruments	11	(3,060,583)	-
Cash flows from financing activities		38,489,194	12,370,436

Increase/(decrease) in cash		2,853,884	10,173,823

Cash, beginning of the period		8,622,815	2,889,558

See accompanying notes to the condensed interim consolidated financial statements.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

1. General business description

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd. ("Red Pine") (the "Company" or "Alpine") was incorporated on July 30, 2008 under the Business Corporations Act (British Columbia) ("BCBCA"). On April 8, 2021, the Company entered into a Business Combination Agreement ("BCA") pursuant to which the Company agreed to complete the BCA with HB2 Origination LLC ("Origination") and change its name to "Alpine Summit Energy Partners, Inc." upon completion of the BCA (refer to Note 2 for a complete description of the BCA).

The Company's registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver BC V6C 3E8 and its principal office is located at 3322 West End Ave. Suite 450 Nashville TN, 37203.

These condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 24, 2022.

2. Business Combination Agreement and Finco Financing

On April 8, 2021, Alpine, Origination, Alpine Summit Energy Partners Finco, Inc ("Finco"), Red Pine Petroleum Subco Ltd. ("Subco") and Alpine Summit Energy Investors, Inc. ("Blocker") entered into the BCA pursuant to which the parties agreed to complete a series of transactions to effect a business combination between Alpine and Origination and that resulted in a reverse take-over of Alpine by the members of Origination.

(1) Finco issued subscription receipts for gross proceeds of approximately CDN$7.5 million (Note 12) and "The Finco Financing" later in note 2;

(2) immediately prior to the closing of the BCA:

(a) Alpine amended its articles to (i) reclassify its common shares as Subordinate Voting Shares ("SVS"), (ii) create a new class of Multiple Voting Shares ("MVS") and a new class of Proportionate Voting Shares ("PVS"), and (iii) change its name from "Red Pine Petroleum Ltd." to "Alpine Summit Energy Partners, Inc.";

(b) each outstanding membership unit of Origination ("Origination Member Unit") would be converted into three membership units of Origination;

(c) the Subscription Receipts converted into Finco Shares, with each holder of a Subordinate Voting Subscription Receipt receiving one Class A Finco Share in exchange therefor and each holder of a Multiple Voting Subscription Receipt receiving one Class B Finco Share in exchange therefor; and

(3) on closing of the BCA:

(a) the Company, Finco and Subco completed a three-cornered amalgamation under the BCBCA pursuant to which all Finco shareholders (including former holders of the Subscription Receipts) exchanged their Class A Finco shares held for SVS or their Class B Finco Shares held for Multiple Voting Shares, as applicable, in each case on a one-for-one basis, and Finco and Subco amalgamated, with the resulting entity ("Amalco") to continue as a wholly-owned subsidiary of Alpine;

(b) Amalco wound up into Alpine, and the assets of Amalco (which consist of the funds invested by the holders of the Subscription Receipts, net of expenses) transferred to the Company by operation of law;

(c) certain U.S. holders of Origination Member Units (other than Blocker) contributed their Origination Member Units to the Company in exchange for MVS on a one-hundred membership units for one MVS basis;

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

(d) certain non-U.S. holders of Origination Member Units contributed their Origination Member Units to the Company in exchange for SVS on a one membership unit for one SVS basis subject to adjustment for any applicable withholding taxes;

(e) each holder of Blocker Shares contributed their Blocker Shares to the Company in exchange for SVS on a one Blocker Share for three SVS basis;

(f) A related party, being an officer, director and shareholder of Origination pre-closing of the BCA, and of Alpine post closing of the BCA, subscribed for 15,947.292 PVS carrying voting rights that would, in the aggregate, represent approximately 32.2% (Note 13 and 14) of the voting rights of the Company upon completion of the BCA on a fully diluted basis for a purchase price equivalent to their estimated fair market value of USD$128,213;

(g) the Company used certain proceeds of the Finco Financing and the membership units of Origination received by it to subscribe for Blocker Shares, following which the proceeds of Finco Financing received by Blocker were contributed to Origination in exchange for membership units of Origination; and

(h) Origination Member Units held by Blocker were re-designated as Class A Voting Units of Origination and Origination Member Units held by other remaining members of Origination were re-designated as Class B Non-Voting Units of Origination.

The reclassification of the common shares of the Company into SVS and the creation of the MVS in connection with the BCA is for the purpose of allowing the Company to maintain its status as a "foreign private issuer" as determined in accordance with Rule 3b-4(c) under the U.S. Exchange Act.

The Finco Financing

On August 18, 2021, Finco completed a brokered private placement of an aggregate of 161,976 subordinate voting subscription receipts at a subscription price of CDN$4.01 per subordinate voting subscription receipt and 17,057 multiple voting subscription receipts at a subscription price of CDN$401.29 per multiple voting subscription receipt for aggregate gross proceeds of approximately CDN$7.5 million (USD$5,995,461). Finco is a special purpose British Columbia company incorporated solely for the purpose of the Finco Financing.

The Finco Financing was completed pursuant to the terms of an agency agreement dated August 18, 2021 among Finco, the Company and Eight Capital ("Agent"), as lead agent and sole bookrunner (the "Agency Agreement"). The subscription receipts are governed by the terms of a subscription receipt agreement (the "Subscription Receipt Agreement") dated August 18, 2021 among Finco, the Agent and Odyssey Trust Company in its capacity as subscription receipt agent.

Each subordinate voting subscription receipt and each multiple voting subscription receipt entitled the holder thereof to receive, upon automatic exchange in accordance with the terms of the Subscription Receipt Agreement, without payment of additional consideration or further act or formality on the part of the holder thereof, one Class A Finco share and one Class B Finco share, respectively, upon the satisfaction or waiver of the escrow release conditions at or before the escrow release deadline. Each Class A Finco share would then be exchanged for one SVS and each Class B Finco share would be exchanged for one MVS upon completion of the BCA.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

In connection with the Finco financing, the Agent was entitled to receive a cash commission of CDN$26,525 and an advisory fee of CDN$197,500 (collectively, the "Agent's Fees"). On closing of the Finco Financing, the Agent received payment of 50% of the Agent's Fees. The remaining 50% of the Agent's Fees were paid to the Agent upon the satisfaction of the escrow release conditions.

Reverse Takeover

On September 7, 2021, the Company completed the BCA (as described above).  As a result of the transaction, the former shareholders of Origination acquired control of the combined Company and, thereby constitutes a reverse takeover of Red Pine by Origination.  The BCA is considered a purchase of the Red Pine’s net assets by Origination.  The transaction is accounted for in accordance with guidance provided in International Financial Reporting Standards 2 (“IFRS”) Share-Based Payments.

As Red Pine did not qualify as a business according to the definitions in IFRS 3 – Business Combination, the BCA does not constitute a business combination; rather, it is treated as an issuance of Alpine shares for the net assets of Red Pine and Red Pine’s listing status with Alpine as the continuing entity.  The resulting condensed interim consolidated financial statements are presented as a continuation of Origination and comparatives figures presented in the condensed interim consolidated financial statements of are those of Origination.

As a part of the reverse takeover, the Company issued 534,384 SVS on September 7, 2021, for total consideration of US$1,697,865 based on the Finco Financing value of CDN$4.01/SVS or US$3.18/SVS, for the Red Pine net assets, which are made up primarily of cash valued at US$396,173.  The excess of purchase consideration over net assets acquired resulted in a listing expense of US$1,301,692 and is presented in the consolidated statement of loss and comprehensive loss.

Acquisition related costs totalling $1,567,967 have been excluded from consideration paid and were recognized as transaction costs on the consolidated statement of loss and comprehensive loss for the year ended December 31, 2021, when the costs were incurred.

3. Basis of preparation

(a) Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS) 34, "Interim Financial Reporting", using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (IASB). Certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted.

The condensed interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements as at and for the year ended December 31, 2021, and the notes thereto.

The condensed interim consolidated financial statements have been prepared on a historical cost basis, except as detailed in the accounting policies disclosed in note 4 of the Company's audited consolidated financial statements for the year ended December 31, 2021. All accounting policies and methods of computation followed in the preparation of these condensed interim consolidated financial statements are consistent with those of the previous financial year.

(b) Going concern

These consolidated financial statements have been prepared in accordance with IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

During the three months ended March 31, 2022, the Company generated a net loss and comprehensive loss before non-controlling interest of $12,272,978 (three months ended March 31, 2021 - $8,226,612), and as at that date, the Company had a working capital deficiency of $151,923,864 (December 31, 2021 – working capital deficiency of $80,838,833) and accumulated deficit of $93,335,120 (December 31, 2021 - $81,314,105).

In order to continue operating as a going concern the Company will need to achieve profitable operations and/or secure additional sources of financing in order to satisfy its obligations, including scheduled repayments of long-term debt, as they become due.  During the three months ended March 31, 2022, the Company formed two development partnerships to fund a portion of 2022 capital activity which raised approximately $37.9 million during the three months ended March 31, 2022 (Note 7).  Subsequent to March 31, 2022, the Company closed on one additional development partnerships resulting in cash inflows of approximately $6.5 million, and also entered into a new credit facility to refinance the Company's balance sheet (Note 24).  The Company also repaid $2.4 million of long-term debt (Note 8) and $3.1 million of asset backed preferred instruments (Note 11).  Although the Company has been successful in its financing activities to date, additional financing may be required to continue operations and such funding may not be available on terms that are acceptable to the Company.

Due to the factors mentioned above, there is a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern. These interim condensed consolidated financial statements do not include necessary adjustments to reflect the recoverability and classification of recorded assets and liabilities and related expenses that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and such adjustments could be material.

(c) Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except as otherwise stated and allowed for in accordance with IFRS.

(d) Functional and presentation currency

These condensed interim consolidated financial statements are presented in US dollars ("$").  The Company's functional currency is Canadian dollars, however, all of the Company's individual subsidiaries have functional currencies in US$ which represents the primary economic environment in which the entities operate.

(e) Management's significant accounting judgements, estimates and assumptions

The preparation of condensed interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Judgments made by management in the application of IFRSs that have significant effect on the consolidated financial statements and major sources of assumptions and estimation uncertainty are discussed in the Company's consolidated financial statements for the year ended December 31, 2021.

The global spread of the COVID-19 virus during 2022 and 2021 had a negative impact on the global demand for oil and natural gas and caused significant commodity market volatility. While the increase in domestic vaccination programs and reduced spread of COVID-19 virus has contributed to an improvement in the economy and higher realized prices for commodities, the current price environment remains uncertain as responses to the COVID-19 pandemic and newly emerging variants of the virus continue to evolve.  Given the dynamic nature of these events, the Company cannot reasonably estimate the period of time that the COVID-19 pandemic and related market conditions will persist.  While the Company uses derivative and risk management instruments to partially mitigate the impact of commodity price volatility, revenues and operating results depend significantly on the prevailing prices for oil and natural gas.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

More specifically, assumptions may change that are involved in the estimates of valuation of exploration and evaluation assets and property, plant and equipment cash generating units, the timing of decommissioning obligations, the fair value of commodity contracts, fair value of development partnerships, the expected credit loss provisions related to accounts receivable as well as liquidity and going concern assessments.

4. Significant accounting policies

All significant accounting policies used in the preparation of these condensed interim consolidated financial statements are described in the Company's consolidated financial statements for the year ended December 31, 2021.

5. Exploration and evaluation ("E&E") assets

	March 31, 2022	December 31, 2021
Balance, beginning of the year	$24,987,312	$1,243,615
Additions	3,335,373	20,243,702
Acquisition for members units (note 12)	-	3,499,995
Transfers (note 6)	(17,543,702)	-
Balance, end of the year	$10,778,983	$24,987,312

E&E assets consist of undeveloped lands, unevaluated seismic data and unevaluated drilling and completion costs and associated decommissioning costs on the Company’s exploration projects which are pending the determination of proved reserves. Transfers are made to property, plant and equipment (“PP&E”) as proved reserves are determined and technical feasibility and commercial viability is established. E&E assets are expensed due to uneconomic drilling and completion activities and lease expiries.

Additions during the three months ended March 31, 2022 and year ended December 31, 2021, mainly relate to undeveloped lands and drilling costs on wells without assigned proved reserves prior to their transfer to property, plant and equipment.

The Company reviews many factors when determining if an impairment test should be performed.  As at March 31, 2022 and December 31, 2021, the Company conducted an assessment of impairment indicators for the Company's exploration and evaluation assets and noted no impairment indicators were present.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

6. Property, plant and equipment

Cost	March 31, 2022	December 31, 2021
Balance, beginning of period	$110,205,126	$56,955,325
Additions	42,274,114	52,187,091
Transfers from E&E assets (Note 5)	17,543,702	-
Decommissioning obligations (Note 10)	655,401	1,062,710
Disposal (note 7)	(84,300)	-
Balance, end of period	$170,594,043	$110,205,126

Accumulated depletion and impairment	March 31, 2022	December 31, 2021
Balance, beginning of period	$(17,934,996)	$(1,292,996)
Reversal of impairment	-	-
Disposal	-	-
Depletion	(4,570,000)	(16,642,000)
Balance, end of period	$(22,504,996)	$(17,934,996)

Carrying amount	$148,089,047	$92,270,130

Depletion

The depletion calculation for the three months ended March 31, 2022, includes estimated future development costs of $283,255,000 (year ended December 31, 2021 - $324,295,000) associated with the development of the Company's proved plus probable reserves included in property, plant and equipment.

Impairment

The Company assesses many factors when determining if an impairment test should be performed. For the three months ended March 31, 2022 and year ended December 31, 2021, the Company assessed impairment indicators for the Company's cash generating unit and noted no indicators of impairment were present.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

7. Development Partnership liabilities

The Company, through its wholly owned subsidiary, Origination, sponsors and manages development programs to participate in its drilling initiatives and accelerate its growth. Most of Origination's drilling programs are limited partnerships structured to minimize drilling risks on repeatable prospects and optimize tax advantages for private investors. At the commencement of operations, Origination assigns drilling rights for specified wells to an operating partnership.

i) Development Partnership 1

During the first quarter of 2021, the Company formed Development Partnership 1 ("DP1") with 13 external limited partners and Origination as a limited partner and the general partner.  The intention of the DP1 is to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%.  The Company has raised $13,140,240 from external limited partners of which $1,366,709 was raised from officers and directors of the Company.  Investors can choose to receive DP Units that distribute profits either based on a Flat payout option or an IRR based payout option.  Investors have participated as to $3,243,728 in Flat Payout units and $9,896,512 in IRR based payout units. Flat Payout Units will participate in 75% of the income of the DP (along with IRR based Payout Units) until that income equals their invested capital and thereafter will participate in 20% of the income of the DP1 (along with IRR based Payout Units). IRR Based Payout Units will participate in 75% of the income of the DP1 (along with Flat Payout Units) until that income equals their invested capital plus a 15% annualized return on invested capital or 120% of their initial investment, whichever is greater and thereafter will participate in 6% of the income of the DP1 (along with Flat Payout Units).  The Company will receive 25% of the income of the DP1 before payout and will receive 80% and 94% of the income related to Flat and IRR based payout Units respectively after payout.  During the year ended December 31, 2021, the Company distributed $1,853,127 to external partners.

After payout, the external limited partners will also have a put right to effectively put their DP1 units (with ongoing rights to 20% and 6% of the income generated by the DP1) back to the Company for either i) Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company) or ii) cash, subject to certain restrictions, and with the number of shares or cash to be distributed to be calculated based on future net present values of the oil and gas reserves of the DP.

On October 7, 2021, the Company repaid and paid out the reversion of DP1.  As part of the completion of the DP1 program, the Company retired liabilities of $15,288,594.

One of the DP1 partners exercised the put right provided to such partners by DP1 regarding residual interests in their associated investment and, elected to exchange the remaining interest in DP1 for 339,372 Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company, having a deemed value of US$3.515 per unit, or a total of $1,192,893 (Note 12)).

Fair value was determined by present valuing the expected cash flows to be received by the unit holders at a discount rate of 15%.

ii) Development Partnership 2

During the third quarter of 2021, the Company formed Development Partnership 2 ("DP2") with 25 external limited partners and Origination as a limited partner and the general partner.  The intention of the DP2 is to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%.  The Company has raised $20,815,329 from external limited partners of which $1,724,967 was raised from officers and directors of the Company.  Investors can choose to receive DP Units that distribute profits either based on a Flat payout option or an IRR based payout option.  Investors have participated as to $7,390,362 in Flat Payout units and $13,424,967 in IRR based payout units. Flat Payout Units will participate in 75% of the income of the DP2 (along with IRR based Payout Units) until that income equals their invested capital and thereafter will participate in 20% of the income of the DP2 (along with IRR based Payout Units). IRR Based Payout Units will participate in 75% of the income of the DP2 (along with Flat Payout Units) until that income equals their invested capital plus a 15% annualized return on invested capital or 120% of their initial investment, whichever is greater and thereafter will participate in 6% of the income of the DP2 (along with Flat Payout Units).  The Company will receive 25% of the income of the DP2 before payout and will receive 80% and 94% of the income related to Flat and IRR based payout Units respectively after payout.  During the year ended December 31, 2021, the Company distributed $4,535,743 to external partners.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

After payout, the external limited partners will also have a put right to effectively put their DP2 units (with ongoing rights to 20% and 6% of the income generated by the DP2) back to the Company for either i) Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company) or ii) cash, subject to certain restrictions, and with the number of shares or cash to be distributed to be calculated based on future net present values of the oil and gas reserves of the DP.

In January 2022, the Company repaid and paid out the reversion of DP2.  As part of the completion of the DP2 program, the Company retired liabilities of $23,511,818.

Ten of the DP2 partners exercised the put right provided to such partners by DP2 regarding residual interests in their associated investment and, elected to exchange the remaining interest in DP2 for 826,063 Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company, having a deemed value of US$3.825 per unit, or a total of $3,159,706 (Note 12)). Three of the DP2 partners elected to retain their ongoing rights of working interest in the DP2 wells and as a result, the fair value of their liability related to working interest was settled with an offset a disposition from PP&E (Note 6).

Fair value was determined by present valuing the expected cash flows to be received by the unit holders at a discount rate of 15%.

iii) Development Partnership 3

During the fourth quarter of 2021, the Company formed Development Partnership 3 ("DP3") with 23 external limited partners and Origination as a limited partner and the general partner. The intention of the DP3 is to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%.  The Company has raised $21,182,826 from external limited partners of which $4,132,672 was raised from officers and directors of the Company.  Investors can choose to receive DP Units that distribute profits either based on a Flat payout option or an IRR based payout option.  Investors have participated as to $10,413,322 in Flat Payout units and $10,769,504 in IRR based payout units. Flat Payout Units will participate in 75% of the income of the DP3 (along with IRR based Payout Units) until that income equals their invested capital and thereafter will participate in 20% of the income of the DP3 (along with IRR based Payout Units). IRR Based Payout Units will participate in 75% of the income of the DP3 (along with Flat Payout Units) until that income equals their invested capital plus a 15% annualized return on invested capital or 120% of their initial investment, whichever is greater and thereafter will participate in 6% of the income of the DP3 (along with Flat Payout Units).  The Company will receive 25% of the income of the DP3 before payout and will receive 80% and 94% of the income related to Flat and IRR based payout Units respectively after payout.

After payout, the external limited partners will also have a put right to effectively put their DP3 units (with ongoing rights to 20% and 6% of the income generated by the DP3) back to the Company for either i) Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company) or ii) cash, subject to certain restrictions, and with the number of shares or cash to be distributed to be calculated based on future net present values of the oil and gas reserves of the DP3.

The Company, through the structure of the DP3, will maintain control of the DP3 and will continue to consolidate 100% of the operations of the DP3.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

The Company has categorized the development partnership liability as current based on the anticipated timing of repayments.  For the three months ended March 31, 2022, an increase in the liability of $8,988,504 was recorded related to the change in fair value of the liability, with a corresponding increase in finance expense (Note 18).

Fair value was determined by present valuing the expected cash flows to be received by the unit holders at a discount rate of 15%.

Refer to Note 24 for discussing regarding the closing of DP3 subsequent to March 31, 2022.

iv) Development Partnership 4

During the first quarter of 2022, the Company formed Development Partnership 4 ("DP4") with 33 external limited partners and Origination as a limited partner and the general partner.  The intention of DP4 is to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%.  The Company has raised $25,225,079 from external limited partners of which $1,484,256 was raised from officers and directors of the Company.  Investors can choose to receive DP Units that distribute profits either based on a Flat payout option or an IRR based payout option.  Investors have participated as to $11,638,948 in Flat Payout units and $13,298,326 in IRR based payout units. Flat Payout Units will participate in 75% of the income of the DP4 (along with IRR based Payout Units) until that income equals their invested capital and thereafter will participate in 20% of the income of the DP4 (along with IRR based Payout Units). IRR Based Payout Units will participate in 75% of the income of the DP4 (along with Flat Payout Units) until that income equals their invested capital plus a 15% annualized return on invested capital or 120% of their initial investment, whichever is greater and thereafter will participate in 6% of the income of the DP4 (along with Flat Payout Units).  The Company will receive 25% of the income of the DP4 before payout and will receive 80% and 94% of the income related to Flat and IRR based payout Units respectively after payout.

After payout, the external limited partners will also have a put right to effectively put their DP4 units (with ongoing rights to 20% and 6% of the income generated by the DP4) back to the Company for either i) Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company) or ii) cash, subject to certain restrictions, and with the number of shares or cash to be distributed to be calculated based on future net present values of the oil and gas reserves of the DP4.

The Company, through the structure of the DP4, will maintain control of the DP4 and will continue to consolidate 100% of the operations of the DP4.

The Company has categorized the development partnership liability as current based on the anticipated timing of repayments.  For the three months ended March 31, 2022, there was no increase in the liability related to the change in fair value of the liability as no associated drilling or reserve results were completed.

As at March 31, 2022, $2,242,226 of funding from DP4 is recorded as accounts receivable and has been subsequently received.

v) Development Partnership Red Dawn

During the first quarter of 2022, the Company formed Development Partnership Red Dawn (“Red Dawn 1”) with 42 external limited partners and Origination as a limited partner and the general partner.  The intention of Red Dawn 1 is to finance the drilling and completion of 5 wells, with the external partners funding approximately 60% and the Company funding 40%.  The Company has raised $30,269,097 from external limited partners of which $1,270,717 was raised from officers and directors of the Company.  Investors can choose to receive Red Dawn 1 Units that distribute profits either based on a Flat payout option or an IRR based payout option.  Investors have participated as to $16,692,201 in Flat Payout units and $13,576,896 in IRR based payout units. Flat Payout Units will participate in 75% of the income of Red Dawn 1 (along with IRR based Payout Units) until that income equals their invested capital and thereafter will participate in 20% of the income of Red Dawn 1 (along with IRR based Payout Units). IRR Based Payout Units will participate in 75% of the income of Red Dawn 1 (along with Flat Payout Units) until that income equals their invested capital plus a 15% annualized return on invested capital or 120% of their initial investment, whichever is greater and thereafter will participate in 6% of the income of Red Dawn 1 (along with Flat Payout Units).  The Company will receive 25% of the income of Red Dawn 1 before payout and will receive 80% and 94% of the income related to Flat and IRR based payout Units respectively after payout.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

After payout, the external limited partners will also have a put right to effectively put their Red Dawn 1 units (with ongoing rights to 20% and 6% of the income generated by Red Dawn 1) back to the Company for either i) Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company) or ii) cash, subject to certain restrictions, and with the number of shares or cash to be distributed to be calculated based on future net present values of the oil and gas reserves of Red Dawn 1.

The Company, through the structure of Red Dawn 1, will maintain control of Red Dawn 1 and will continue to consolidate 100% of the operations of Red Dawn 1.

The Company has categorized the development partnership liability as current based on the anticipated timing of repayments.  For the three months ended March 31, 2022, there was no increase in the liability related to the change in fair value of the liability as no associated drilling or reserve results were completed.

As at March 31, 2022, $839,140 of funding from Red Dawn 1 is recorded as accounts receivable and has been subsequently received.

8. Long-term debt

On December 22, 2020, the Company entered into a credit facility with Goldman Sachs (the "Goldman Facility").    All borrowings under the facility are secured by the Company's oil and gas producing wells as well as all assets of the Company's three subsidiaries (see Note 24 for subsequent events).  The Goldman Facility carries an interest rate of LIBOR+6% (with a 1% LIBOR floor) and a maturity date of December 22, 2031.  Interest payments are required quarterly.  As at March 31, 2022, the Company had $22,798,178 (December 31, 2021 - $25,237,409) drawn under the facility.  The Company's subsidiaries including AIP Holdco, LP, AIP Borrower LP have certain financial covenants under the Goldman Facility, including;

(i) Maintain a ratio of total net debt to adjusted EBITDAX of no more than 3.5 to 1.0, whereby net debt is effectively defined as all indebtedness of the Company less certain cash balances held in control accounts in which the lender holds a security interest, and adjusted EBITDAX is effectively defined as income before interest, taxes, depletion, amortization, extraordinary gains and losses and other non-cash items annualized.

(ii) Maintain an unrestricted cash balance and minimum interest reserve of no less than $1.8 million.

(iii) Maintain a Measured Assets to Total Net Debt Ratio of at least 1.50 to 1.0, whereby Measured Assets is effectively defined as the present value of the Company's a) proved reserves, b) forward commodity contracts, c) abandonment liabilities related to proved producing reserves and d) other fixed costs associated with the proved producing reserves all discounted at 10% and Total Net Debt is defined as outlined in part i) to this note.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

Under the terms of the lending agreement, The Company is also required to;

i) As at the initial borrowing date, enter into certain forward commodity swap contracts included in Note 23 (c)(i) which it has done.

ii) Within 90 days of the initial borrowing date, enter into an interest rate swap contract to effectively fix the interest rate of at least 70% of the principal outstanding on the loan, at any given time for the term of the loan.  The Company entered into these swaps during the year ended December 31, 2021 (Note 23 (c)(ii)).

iii) No later than December 31, 2021, establish an interest reserve account that will hold a cash balance sufficient to cover nine months of scheduled interest payments which has been completed.

Repayments of principal required under the lending facility are as follows;

March 31, 2022
2022	5,282,976
2023	4,564,814
2024	3,347,998
2025	2,892,873
Thereafter	6,709,517
$22,798,178

In addition to the required principal repayments outlined above, the Company's subsidiaries including AIP Holdco, LP, AIP Borrower LP could also be required to make additional payments of:

i) If the ratio of adjusted EBITDAX to scheduled loan principal and interest payments for the period is less than 1.50 to 1.00, the Company must make an additional principal prepayment equal to Net Income/(Loss) adjusted for all non cash charges, plus/(minus) working capital not including the current portion of debt under this facility and other adjustments required under the terms of the agreement.

ii) If the Company fails to meet its ratio (as defined above) of Measured Assets to total net debt of 1.50 to 1.00, the Company must make an additional principal prepayment sufficient to meet the 1.50:1.00 ratio.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

At March 31, 2022, the Company was not subject to any other additional principal prepayments.

Details of the loan balances are as follows;

March 31, 2022	Current	Long-term	Total
Drawn balance	$6,592,234	$16,205,944	$22,798,178
Borrowing costs	(604,850)	(1,245,425)	(1,850,275)
Total	$5,987,384	$14,960,519	$20,947,903

December 31, 2021	Current	Long-term	Total
Drawn balance	$7,722,206	$17,515,203	$25,237,409
Borrowing costs	(662,372)	(1,375,896)	(2,038,268)
Total	$7,059,834	$16,139,307	$23,199,141

During the three months ended March 31, 2022, the Company recorded amortization of borrowing costs of $187,993 (2021 - $321,742) and interest expense of $441,655 (2021 - $758,247) (Note 18).

9. Corporate credit facility

In October, 2021, the Company's operating subsidiary Origination closed on a corporate credit facility.  The facility had a maximum borrowing capacity of $12.5 million, subject to quarterly borrowing base determinations by the lender.  The loan charges interest at prime +2.25% and has a one-year maturity.  A subset of certain Company working interests in producing assets have been secured in connection with the corporate credit facility.

During the first quarter of 2022, Origination closed a new corporate credit facility to replace the previous facility. The new corporate credit facility has a total size of $30 million. The corporate credit facility is secured by working interests in a subset of the Company's producing assets and charges interest at the greater of 5.00% and Prime +1.75% and has a one-year maturity.

As at March 31, 2022, the Company had drawn $12,929,339 under the credit facility (December 31, 2021 - $2,200,000), and incurred $39,506 of interest expense on outstanding borrowings.  The borrowing base as at March 31, 2022 was $30,000,000 (December 31, 2021- $6,579,750).

10. Decommissioning liabilities

	March 31, 2022	December 31, 2021
Balance, beginning of the year	$1,946,306	$864,000
Liabilities incurred and acquired	673,482	1,081,218
Disposals	-	-
Liabilities settled	-	(29,913)
Accretion (note 18)	9,354	19,589
Change in estimates	(18,081)	11,412
Balance, end of the year	$2,611,061	$1,946,306

 The total future decommissioning obligations were estimated based on the Company's net ownership interest in petroleum and natural gas assets including well sites and gathering systems, the estimated costs to abandon and reclaim the petroleum and natural gas assets and the estimated timing of the costs to be incurred in future periods. As at March 31, 2022, the Company estimated the total undiscounted amount of cash flows required to settle its decommissioning obligations to be approximately $1,706,500 (December 31, 2021 $1,326,500) which will be incurred between 2025 and 2053. As at March 31, 2022, an average risk-free rate of 1.92% (December 31, 2021 - 1.92%) and an inflation rate of 4.5% (December 31, 2021 - 4.5%) were used to calculate the decommissioning obligations.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

The risk-free rate used in the calculation of the net present value has a significant impact on the carrying value of decommissioning liabilities. A 1% increase in the risk-free rate at March 31, 2022 would decrease the decommissioning liability by approximately $132,000.

11. Asset backed preferred instrument

On March 5, 2021, Origination executed a Origination Member Units buy back structure, in which a member exchanged 100% of their holdings (3,992,629 Origination Member Units representing approximately 23.4% of the outstanding Origination Member Units at the time) along with a $1,000,000 promissory note for a preferred instrument (23,500,000 LP units) in a newly created limited partnership controlled by the Company ("the LP Units").  Origination was required to redeem 6,670,000 LP Units on or before May 1, 2021 at $0.71 per LP Unit, or before June 1, 2021 at $0.8809 per LP Unit, or before September 1, 2021 at $1.00 per LP Unit or would be considered in default.  The remaining 16,830,000 LP Units must be redeemed at $1.00 per LP Unit no later than March 5, 2024.  If the remaining 16,830,000 LP Units are not redeemed by this date, the redemption price increases to $1.35 per LP Unit and the Company is considered to be in default.  While outstanding, all LP Units earn a fixed rate of return of 12% per annum, which increases to 17% in any event of default.  The 6,670,000 LP units were redeemed at $0.71 per LP unit in the second quarter of 2021 for a total amount of $4,735,700.

As a result of the transaction, the Company recorded a reduction to Origination Member Units of $8,680,786 (weighted average issue price to date of $2.17/unit) a reduction in promissory note liability of $1,000,000, a liability at an initial fair value of $21,565,700 and a reduction to accumulated deficit of $11,884,914.  The fair value of the liability was determined by discounting the expected cash flows related to the instrument at a market-based rate of 12% per annum.

During the three months ended March 31, 2022, the Company redeemed 3,063,582 LP units for $3,063,583 (March 31, 2021 - Nil).  The Company has presented the entire liability as short-term in 2022, based on management estimates of cash flows available to redeem the LP Units in the coming twelve months (see Note 24 for subsequent events).

For the three months ended March 31, 2022, the Company recorded finance expense related to the outstanding instrument in the amount of $518,754 (March 31, 2021 - $208,877)(Note 18).

12. Share Capital

Authorized share capital:

The Company is authorized to issue an unlimited number of Subordinate Voting, Multiple Voting and Proportionate Voting Shares.  Subject to certain restriction set out in the Company's articles, each SVS is entitled to one vote per share, each MVS is convertible, at the option of the holder, into 100 SVS and entitles the holder to 100 votes per share and each PVS is convertible into 1 SVS and entitles the holder to 1,000 votes per share.  Each PVS will automatically convert to one SVS upon the holders equity interest in Origination reducing to less than 75% of the interest held on the date of the closing of the BCA.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

Issued:

		Origination Member Units	SVS	MVS	PVS	Amount
Balance at January 1, 2021	Note	17,083,501	-	-	-	$37,097,376
Issuance of member units for cash	12	819,215	-	-	-	8,044,700
Issuance of member units exchanged for promissory notes	12	353,870	-	-	-	3,475,000
Issuance of member units for exploration and evaluation assets	12	356,415	-	-	-	3,499,995
Issuance of member units to contractors	12	923,954	-	-	-	9,073,228
Redemption of member units	11	(3,992,629)	-	-	-	(8,680,786)
Issuance of member units exchanged for promissory notes	12	234,216	-	-	-	2,300,000
Origination Unit split 1:3	2	31,557,084	-	-	-	-
Allocation of opening non-controlling interest	14	(16,168,422)	-	-	-	(18,721,276)
Shares issued for cash, net of issuance costs of $247,218	2	-	161,976.000	17,057.000	-	5,499,832
Exchange of units for SVS and MVS	2	(31,167,204)	1,427,421.000	297,397.830	-	-
Proportiante Voting Shares issued for cash	2	-	-	-	15,947.292	128,213
Shares issued on reverse takeover	2	-	534,384.000	-	-	1,697,865
MVS converted to SVS	12	-	30,411,950.000	(304,119.500)	-	-
Balance at December 31, 2021		-	32,535,731.000	10,335.330	15,947.292	$43,414,147
RSU settlement	12	-	281,250.000	-	-	1,001,250
MVS converted to SVS	12	-	158,686.000	(1,586.860)	-	-
Balance at March 31, 2022		-	32,975,667.000	8,748.470	15,947.292	$44,415,397

In January 2022, 1,586.860 MVS were converted into 158,686 SVS.  In addition, 281,250 SVS were issued as a result of settling certain restricted share units ("RSU") (Note 15).

The Company entered into an agreement, with a third party, to acquire 16,201 net acres in the Eagle Ford formation, located in the Austin, Fayette, Lee and Washington counties of Texas.  In exchange for the acreage, the Company issued 203,666 Origination Member Units valued at $2,000,000 ($9.82/Unit).

In addition, the Company issued 152,749 Origination Member Units, valued at $1,499,995 ($9.82/Unit) in exchange for approximately 630 net mineral acreage in Washington county, Texas.

In May of 2021, the Company issued 923,954 Origination Member Units to officers and consultants of the Company for services at an estimated value of $9.82 per Origination Member Unit for total consideration of $9,073,228 in connection with the listing application.

On July 2, 2021, the Company exercised its option to convert all the existing convertible promissory notes ($2,300,000) into 234,216 units ($9.82/unit) of the Company effective as of July 7, 2021.

During the year ended December 31, 2021, 304,119.500 MVS shares were converted into 30,4011,950 SVS.  During the year ended December 31, 2021, the Company issued 819,215 Origination Member Units for aggregate cash of $8,044,700 ($9.82/unit).  In addition, the Company issued 353,870 Origination Member Units in exchange for the retirement of $3,475,000 in promissory notes ($9.82/Unit).

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

Loss per share:

	Three months ended March 31, 2022			Three months ended March 31, 2021
	Net Loss	Shares	Loss per Share	Net Loss	Shares	Loss per Share
Loss - basic	$(8,948,965)	33,810,211	$(0.26)	$(8,226,612)	16,217,363	$(0.51)
Diliutive effect of outstanding awards	-	-	-	-	-	-
Loss - diluted	$(8,948,965)	33,810,211	$(0.26)	$(8,226,612)	16,217,363	$(0.51)

Weighted average shares are based on an as converted basis for MVS and PVS into SVS as all classes of shares are ordinary shares for purposes of these calculations.  Ordinary shares outstanding have also been adjusted to reflect the reverse takeover and three for one equity split (Note 2).

The Company had share purchase options ("Options"), RSU's and deferred share units ("DSUs") outstanding for the three months ended March 31, 2022 (March 31, 2021 - none outstanding) (Note 15).  The effect of the conversion or exercise of convertible promissory notes and NCI interest in would be anti-dilutive (1,016,725 dilutive shares) and therefore have not been included in the calculation of diluted loss per share.  The Company used an average market price of $5.18 per share to calculate the dilutive effect of stock options, RSUs and DSUs outstanding.

13. Dividends

On December 14, 2021, the Company announced that its Board of Directors had declared a dividend distribution policy, beginning in January 2022.  Monthly dividends of $0.03 per SVS and $3.00 per MVS were declared and paid for each month ended during the three months ended March 31, 2022, with an aggregate distribution of $3,072,050.  See note 24 for additional information.

14. Non-Controlling Interest

2022 Activity

In connection with the BCA (Note 2), certain Origination equity holders elected not to convert their equity holdings in Origination into SVS/MVS of the Company.  The non-converting equity holders amount to a 33.855% economic interest in Origination as at March 31, 2022 (December 31, 2021 - 32.954%).

In January 2022, ten of the DP2 partners exercised the put right provided to such partners by DP2 regarding residual interests in their associated investment and elected to exchange the remaining interest in DP2 for 826,063 Class B non-voting units of Origination (Note 7. ii.).  As a result, a credit to NCI for the fair value of the put right for DP2 of $3,159,706 was recorded to settle liabilities.

In January 2022, certain RSUs were settled (Note 15) and as a part of the amended and restated LLC agreement between Origination and the Company, an equivalent number of Origination Units were issued.  Based on the fair value of shares issued on the date of settlement, $1,454,063 has been recorded as a decrease to non-controlling interest and a corresponding offset to capital reserve.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

During the first quarter of 2022, the Company declared and paid dividends (Note 13) to shareholders.  In connection with the dividend distributions from Origination, non-converting equity holders received their non-controlling interest share totalling $1,527,572 resulting in a decrease of non-controlling interest.

For the first quarter of 2022, $3,324,013 was recorded to reduce net loss on the condensed interim consolidated statement of loss and comprehensive loss, with an offset to NCI, representing NCI share of net loss for the three month period (2021 - $Nil).

2021 Activity

On closing the BCA, Origination's consolidated book value of net liabilities was $32,968,557, which results in an opening NCI balance of $10,714,781. This NCI balance along with the weighted average stated capital of the equity interests surrendered by the NCI holder of $18,721,276, for a total of $29,436,057, has been credited to capital reserve.

For the 23 days of September, 2021 following the closing of the BCA, $3,355,382 was recorded to decrease net loss on the interim consolidated statement of operations and comprehensive loss, with an offset to NCI, representing NCI share of net loss for the 23 day period.

In October, 2021, one of the DP1 partners exercised the put right provided to such partners by DP1 regarding residual interests in their associated investment and, elected to exchange the remaining interest in DP1 for 339,372 Class B non-voting units of Origination (Note 7. i.).  As a result a credit to NCI, for the fair value of DP1 liabilities settled has been recorded.

For the fourth quarter of 2021, $6,136,766 was recorded to reduce net loss on the consolidated statement of operations and comprehensive loss, with an offset to NCI, representing NCI share for the three-month period.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

15. Stock based compensation

During the three months ended March 31, 2022, the Company recorded $1,290,143 in stock-based compensation relating to the various incentive plans (discussed below) (March 31, 2021 - $Nil).

a. Share purchase options

During 2021, the Company's shareholders approved the share purchase option plan. As at March 31, 2022 and December 31, 2021, the Company's options outstanding are as follows:

As at March 31, 2022 Exercise Price ($/share)	# of Stock options outstanding	Weighted average contractual life remaining (years)	Number of options exercisable
$3.56	2,834,288	9.456	1,288,828

As at December 31, 2021 Exercise Price ($/share)	# of Stock options outstanding	Weighted average contractual life remaining (years)	Number of options exercisable
$3.56	2,834,288	9.706	1,288,828

The fair value of each option granted by the Company were estimated on the grant date using the Black-Scholes options pricing model and expensed over the vesting period of the Options (March 31, 2021 - no Options granted).

	March 31, 2022	December 31, 2021
Fair value of options granted	$2.21	$2.21
Risk-free interest rate	1.27%	1.27%
Average forfeiture rate	0.00%	0.00%
Expected life (years)	5.47	5.72
Expected share price volatility	71.62%	71.62%
Expected dividend yield	0.00%	0.00%

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

The Company did not issue any Options during the three months ended March 31, 2022 (December 31, 2021 - 2,834,288).  For the three months ended March 31, 2022, $517,743 was recorded to stock based compensation (2021 - $Nil).

b. Restricted Share Units

During 2021, the Company's shareholders approved the RSU plan.  As at March 31, 2022, the Company's RSUs outstanding are as follows:

Equity settled RSU
December 31, 2021	1,030,221
Granted	-
Forfeited	-
Settled/released	(281,250)
Expired	-
March 31, 2022	748,971

The Company's RSU grants are valued using the intrinsic value method, utilizing the closing share price on the day before the grant and are expensed over the vesting period for each grant.  For the three months ended March 31, 2022, $772,400 was recorded to stock based compensation (March 31, 2021 - $Nil).

During the three months ended March 31, 2022, 281,250 RSUs were settled and a corresponding issuance of SVS were issued (2021 - Nil).  As a result, $1,011,250 was added to Common Stock with a corresponding decrease to contributed surplus in the consolidated statement of changes in shareholders' equity/(deficiency).

16. Key management compensation

The remuneration of the key management personnel of the Company which includes all executive officers is set out below in aggregate:

	Three months	Three months
	ended March 31,	ended March 31,
	2022	2021
Salaries and bonuses	$1,364,879	$-
Share-based compensation (note 15)	1,290,143	-
Balance, end of period	$2,655,022	$-

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

Total personnel expenses for all employees and officers including share-based compensation was $3,670,590 of which $2,380,447 is included in general and administrative expenses and $1,290,143 is included in stock based compensation (Note 15).

17. Revenue from petroleum and natural gas sales

The amount of each significant category of revenue recognized for the three months ended March 31, 2022 and 2021 is as follows:

	Three months ended March 31, 2022	Three months ended March 31, 2021
Crude oil	$35,121,953	$10,579,741
Natural gas	4,853,685	7,351,953
Natural gas liquids	7,063,647	1,694,219
	$47,039,285	$19,625,913

18. Finance expenses

The amount of each significant category of finance expense recognized for the three months ended March 31, 2022, and 2021 is as follows:

	Three months	Three months
	ended March 31,	ended March 31,
	2022	2021
Accretion of decommissioning liabilties (note 10)	$9,354	$5,205
Interest on asset back preferred liability (note 11)	518,754	255,322
Fair value change in development partnership liabilities (note 7)	8,988,504	-
Amortization of debt issuance costs (note 8)	187,993	321,742
Interest on promissory notes	-	203,126
Accretion on lease liability	3,992	-
Interest Income	-	(7,601)
Interest on long-term debt (note 8 and 9)	840,366	758,247
	$10,548,963	$1,536,041

19. Taxes

Prior to the RTO, Origination was not subject to U.S. income taxes, because, as a limited liability company classified as a partnership for U.S. federal income tax purposes, it was treated as a pass-through entity for income tax purposes, and the members of Origination were subject to income tax with respect to each such members' allocable share of Origination's taxable income. Subsequent to the RTO, while Origination remains classified as a partnership for U.S. federal income tax purposes, the Company is taxed as a United States corporation and is subject to U.S. federal income tax on its allocable share of pass-through taxable income from Origination, any tax balances related to the Company, together with those of the acquired entity, are therefore part of these consolidated financial statements. Any income attributable to Origination's members outside the Company is not reflected in the Company's Consolidated Statement of Financial Position and the Consolidated Statement of Loss and Comprehensive Loss.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

The income tax expense (benefit) for the first quarter of 2022 is computed based on our estimated annual effective tax rate for the full calendar year. Our estimated annual effect tax rate is 0% and when applied to pre-tax book income results in zero tax expense (benefit) being recorded for the quarter.

Deferred tax assets are recognized only to the extent that it is probable that the assets can be recovered.  As at March 31, 2022 and December 31, 2021, the Company has non‐capital loss carry forwards in Canada of $1.9 million which expire between 2029 and 2040 and which were acquired mainly as part of the BCA, for which no deferred tax asset is recognized.  Non-capital losses in the United States, which have no expiration period but are subject to certain limitations on taxable income, have been recognized.

During the period ended March 31, 2022, no cash income tax was paid.

20. General and administrative expense

The amount of each significant category of general and administrative expenses recognized for the three months ended March 31, 2022 and 2021 is as follows:

	Three months ended March 31, 2022	Three months ended March 31, 2021
Employee salaries and benefits	2,380,447	634,500
Travel and accommodation	41,455	-
Professional, legal and advisory	770,904	1,613,096
Software	42,132	-
Office and administration	157,276	239,733
G&A recovery	(250,000)	-
	3,142,214	2,487,329

21. Supplemental cashflow information

a. Change in non-cash working capital

	Three months	Three months
	ended March 31,	ended March 31,
	2022	2021
Change in non-cash working capital:
Accounts receivable	$(10,097,463)	$(7,415,360)
Prepaid assets	(396,956)	9,386
Accounts payable and accrued liabilities	8,586,642	5,144,807

Change in non-cash working capital	$(1,907,777)	$(2,261,167)

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

	Three months	Three months
Changes in non-cash working capital related to	ended March 31,	ended March 31,
	2022	2021
Operating activities	$(29,600,318)	$(4,732,675)
Investing activities	27,692,541	2,471,508
Financing activties	-	-
	$(1,907,777)	$(2,261,167)

Cash interest paid	$799,418	$156,778
Taxes paid	$-	$-

Non-cash transactions

During the three months ended March 31, 2022, the Company closed DP2 (Note 7) and ten of the DP2 partners exercised their put right provided to such partners by DP2 regarding residual interests in their associated investment and, elected to exchange the remaining interest in DP2 for 826,064 Class B non-voting units of Origination (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company, having a deemed value of US$3.825 per unit, or a total of $3,159,695 (Note 12)). Three of the DP2 partners elected to retain their ongoing rights of working interest in the DP2 wells and as a result, the fair value of their liability related to working interest was settled with an offset a disposition from PP&E (Note 6).

During the period ended December 31, 2021, the Company issued 356,415 Origination Member Units in exchange for $3,499,995 of exploration and evaluation assets ($9.82/unit) (Note 12).

During the period ended December 31, 2021, the Company issued 353,870 Origination Member Units in exchange for the retirement of promissory notes (Note 12).

During the period ended December 31, 2021, the Company redeemed 3,992,629 Origination Member Units and converted a $1,000,000 promissory note in exchange for an asset backed preferred instrument valued at $21,565,700 (Note 11 and 12).

On July 2, 2021, the Company exercised its option to convert all the existing convertible promissory notes ($2,300,000) into 234,216 units ($9.82/unit) of the Company effective as of July 7, 2021 (Note 12).

22. Related party transactions and balances not disclosed elsewhere in the financial statements

2022

Related Party Transactions Management Services Agreement

In the second quarter of 2021, the Company entered into a new Letter Agreement (the "Letter") with a company related by virtue of common equity holders, directors, and officers. The Letter requires the Company to hire its own employees, obtain its own office lease, and assume certain management obligations. In exchange, the Company is paid an annual fee of $1,000,000 on a quarterly basis. During the three months ended March 31, 2022, the Company has been paid $250,000 in cash.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

2021

Related Party Transactions Management Services Agreement

On December 22, 2020, the Company entered into a Management Services Agreement (the "MSA") with a company related by virtue of common equity holders, directors and officers. Under this Agreement, the related Company provided management, finance, operations and administrative services. The Agreement had an initial period of 11 years with a 90 day cancellation notice. The Company was obligated to pay for these services on a quarterly basis amounting to the lesser of; i) $2.00 per produced barrel of oil equivalent (converting natural gas to BOE equivalent of 6:1), and ii) 0.375% of measured assets as defined in the credit agreement. During the twelve months ended December 31, 2021, the Company incurred and paid fees of $287,126 and is included in general and administrative expenses. In the second quarter of 2021, the MSA was effectively terminated by assigning the MSA to one of the Company's subsidiaries, thereby eliminating the requirement to pay any fees going forward as outlined above. In the second quarter of 2021, the Company entered into a new Letter Agreement (the "Letter") with the same related company by virtue of common equity holders, directors and officers. The Letter requires the Company to hire its own employees, obtain its own office lease and assume certain management obligations. In exchange, the Company is paid an annual fee of $1,000,000 on a quarterly basis. During the twelve months ended December 31, 2021, the Company was paid $215,080 via a payroll credit and $451,587 in cash, with a corresponding decrease to general and administrative expenses in the statement of income and loss. The Company has been paid $250,000 for services provided in the first quarter of 2022.

Related party balances

(i) At March 31, 2022, the accounts payable included $116,252 (December 31, 2021 - accounts payable of $120,501) due from a company related by virtue of common equity holders, officers and directors under normal credit terms.

23. Financial instruments and risk management

Risk management:

The Company has exposure to credit risk, liquidity and market risk from its use of financial instruments. This note presents information about the Company's exposure to each of the risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities.

There were no changes to the Company's risk management policies or processes during the three months ended March 31, 2022.

(a) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations. The maximum exposure to credit risk is as follows:

	March 31, 2022	December 31, 2021
Cash	$11,476,699	$8,622,815
Accounts receivable	28,895,098	18,797,635
	$40,371,797	$27,420,450

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

Accounts receivable

The Company's accounts receivable are subject to normal industry credit risk. The Company is the operator of the oil and gas properties. Petroleum and natural gas sales are normally collected by the Company between 30 and 60 days from deliveries. Joint interest receivables are typically collected within one to three months of the joint interest bill being issued to the partner.  However, the receivables are due from participants in the oil and gas industry and collection of outstanding amounts can be impacted by industry factors such as commodity price fluctuations, limited capital availability and success of drilling programs.

As at March 31, 2022 and December 31, 2021, the Company's accounts receivable were comprised of the following:

	March 31, 2022	December 31, 2021
Trade receivables from sales of crude oil and natural gas	$23,822,582	$18,110,135
Joint interest billing receivables and other	$5,072,516	687,500
Balance, end of period	$28,895,098	$18,797,635

Accounts receivable aging as at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
Current	$28,895,098	$15,420,816
31 - 60 days	-	3,376,819
61 - 90	-	-
Greater than 90 days	-	-
Balance, end of period	$28,895,098	$18,797,635

All amounts shown as current and 31 - 60 days aging have been collected subsequent to period end.  Amounts greater than 90 days are being pursued by management and the expected credit loss is believed to be insignificant.

Cash

All of the Company's cash is held at four financial institutions as at March 31, 2022 and December 31, 2021. The Company manages its credit exposure to cash, if any, by selecting institutions with high credit ratings.

(b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the financial liabilities as they become due.  The Company's financial liabilities consist of accounts payable and accrued liabilities and promissory notes, all of which are due within a year, commodity contract liabilities which will all be settled over the life of their contract terms (see below), lease liabilities which will be settled over the life of the lease, asset backed preferred instruments which will be repaid based on available cash flows, development partnership liabilities that will be repaid based on cash flows generated by the wells included in the partnership and a credit facility with portions due in the following year. The Company also maintains and monitors a certain level of cash flow which is used to partially finance all operating and capital expenditures.  The Company also attempts to match its payment cycle with collection of oil and natural gas sales which are usually collected within 30 to 60 days.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

At March 31, 2022, the Company had negative working capital of $151,923,864.  The Company expects to repay its financial liabilities in the normal course of operations and to fund future operational and capital requirements through operating cash flows and through issuance of debt and/or equity.

The Company may need to conduct asset sales, equity issues or issue debt if liquidity risk increases in a given period.  Liquidity risk may increase as a result of a change in the amounts settled monthly from the commodity contracts (Note 23 (c)). The Company believes it has sufficient funds to meet foreseeable obligations by actively monitoring its credit facilities through use of the loans/notes, asset sales, coordinating payment and revenue cycles each month, and an active commodity hedge program to mitigate commodity price risk and secure cash flows.

More specifically, in an attempt to increase liquidity, the Company has during and subsequent to the three months ended March 31, 2022: i) commenced a drilling program to increase cash flows from operating activities, ii) raised significant funds through development partnerships (Note 7 and 24), iii) entered into a new revolving corporate credit facility (Note 9), and iv) refinanced a portion of indebtedness (Note 24 and Note 7).

The Company is required to meet certain financial covenants under the Goldman Facility (Note 8).  As at March 31, 2022, the Company was not in breach of financial covenants in place.

The following table details the Company's financial liabilities and their scheduled maturities as at March 31, 2022;

	Carrying value	Contractual cash flow	Less than one year	1 - 3 years	Greater than 3 years
Accounts payable and accrued liabilities	$56,832,319	$56,832,319	$56,832,319	$-	$-
Commodity contracts	28,854,096	28,854,096	12,823,054	11,755,023	4,276,019
Lease liability	493,935	485,975	78,745	407,230	-
Asset backed preferred instrument	-	18,687,351	18,687,351	-	-
Development partnerships liabilities	88,382,731	88,382,731	88,382,731	-	-
Long-term debt	20,947,903	22,798,178	5,282,976	10,805,685	6,709,517

Total	$195,510,984	$216,040,650	$182,087,176	$22,967,938	$10,985,536

(c) Market risk

Market risk is the risk that changes in market metrics, such as commodity prices, foreign exchange rates and interest rates that will affect the Company's valuation of financial instruments, as well as its net income (loss) and cash flow from operating activities. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

i. Commodity price risk

Commodity price risk is the risk that future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for oil and natural gas are impacted by North American and global economic events that dictate the levels of supply and demand. The nature of the Company's operations results in exposure to fluctuations in commodity prices. The Company's production is sold using "spot" pricing with prices fixed at the time of transfer of custody or on the basis of a monthly average market price.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

As at March 31, 2022, the Company had entered into the following risk management contracts to manage commodity price risk:

Commodity	Expiry	Type	Average Price	Remaining Notional Total Volumes (1)	Index
Ethane (gallons)	Apr 2022 - Dec 2023	Swap	$0.20	3,506,055	NGL-Mont Belvieu
Propane (gallons)	Apr 2022 - Dec 2023	Swap	$0.52	2,155,627	NGL-Mont Belvieu
Natural gas (gallons)	Apr 2022 - Dec 2023	Swap	$0.95	1,381,216	NGL-Mont Belvieu
Isobutane (gallons)	Apr 2022 - Dec 2023	Swap	$0.56	451,045	NGL-Mont Belvieu
Norbutane (gallons)	Apr 2022 - Dec 2023	Swap	$0.57	1,048,764	NGL-Mont Belvieu
Natural gas (mmbtu)	Apr 2022 - Dec 2028	Differential Swap	$0.07	2,215,364	Henry Hub -Nymex vs East TX
Natural gas (mmbtu)	Apr 2022 - Dec 2028	Swap	$2.61	2,131,914	Henry Hub -Nymex
Crude oil (bbl)	Apr 2022 - Dec 2028	Swap	$43.38	675,425	WTI-Nymex
Crude oil (bbl)	May - Jun 2022	Put	$40.00	70,000	WTI-Nymex
Crude oil (bbl)	Jun - Dec 2022	Put	$65.00	317,000	WTI-Nymex
Crude oil (bbl)	Jan - Mar 2023	Short	$68.78-94.55	200,000	WTI-Nymex
Natural gas (mmbtu)	Feb - Mar 2023	Short	$1.36-5.01	840,000	Nat Gas-Nymex

(1) remaining notional volumes decrease on a monthly basis until expiry of the contracts

The commodity contracts had a total negative fair value of $28,854,096 at March 31, 2022 (December 31, 2021 - $20,381,180) comprised of a short term commodity contract liability of $12,823,054 (December 31, 2021 - $6,479,508) and long term commodity contract liability of $16,031,042 (December 31, 2021 - $13,901,672).  The corresponding unrealized loss for the three months ended March 31, 2022, was $13,815,573 (2021 - $9,181,887) and is included in the consolidated statements of loss and comprehensive loss.  Total realized losses on risk management contracts totalled $8,335,548 (2021 - $3,709,084) for the three months ended March 31, 2022, and are also included in the consolidated statements of loss and comprehensive loss.

For the three months ended March 31, 2022, a 10% increase/decrease in commodity prices would have a negative/positive impact on net income of approximately $4.2 million.

ii. Interest rate risk

The Company is exposed to interest rate risk in relation to interest expense on its Goldman Facility as future cash flow may fluctuate as a result of market interest rates. If interest rates applicable to the facility were to have increased by 100 basis points (1%) it is estimated that the Company's net income for the three months ended March 31, 2022, would have decreased by approximately $228,000 (before effect of income taxes) (2021 - $Nil). A decrease in interest rates by 1% would result in an increase in net income by an equivalent amount.

The Company entered into a LIBOR rate swap which effectively fixes the interest rate on a reducing notional principal amount commencing at $22,798,178 and reducing in fixed amounts to $Nil as of September 30, 2028.  The Company will effectively pay/receive the difference between the fixed rate of 1.453% and the floating rate which is the greater of a 3 month USD LIBOR rate and 1.00%.

At March 31, 2022 the interest rate swap had a fair value of $43,421 (December 31, 2021 - $43,421).  For the three months ended March 31, 2022, the Company recognized a corresponding unrealized gain of $536,766 (2021 - $Nil).

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

iii. Foreign currency risk

The Company mainly trades in US dollars which is also its functional currency hence, there is nominal foreign currency exposure.

(d) Capital management

The Company's objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

There has been no change to management's approach to managing capital during the period ended March 31, 2022, with the exception of the addition of development partnership liabilities and asset back preferred instruments to the definition of managed capital.

The Company considers its capital employed to be long-term debt, promissory notes payable, affiliate loans (if any), development partnership liabilities and asset back preferred instruments and shareholders' equity/(deficiency):

	March 31, 2022	December 31, 2021
Long-term debt (note 8)	$20,947,903	$23,199,141
Corporate credit facility (note 9)	$12,929,339	$2,200,000
Development partnership liabilities (note 7)	88,382,731	44,694,643
Asset backed preferred instrument (note 11)	16,145,522	18,687,351
Shareholder's Equity excluding NCI	(7,311,787)	1,965,022
Capital Employed	$131,093,708	$90,746,157

24. Subsequent events

New Securitized Financing

On May 2, 2022, the Company announced the successful closing of an asset backed securitization of certain producing oil and gas wells (the "Facility"). The Facility is being led by an insurance company and has an initial size of $80 million with additional capacity to expand up to $150 million in total. The Facility is secured by working interests in a subset of the Company's producing assets, which are held by an affiliate of its operating subsidiary, HB2 Origination, LLC, and charges interest at 7.00%.

In connection with the closing of the Facility, the Company fully repaid the outstanding long-term debt (Note 8) and the asset backed preferred instrument (Note 11).

Completion of DP3 and creation of DP5

On April 27, 2022, the Company successfully completed the repayment and reversion of DP3 that it formed during the fourth quarter of 2021, along with the concurrent closing of its fifth development partnership ("DP5").

DP3 funded the drilling and completion of a total of five wells: three wells in the Giddings Field near Austin, TX and two wells in Webb County, TX; and comprised a total capital program of approximately $35.3 million, with 60% funded by external partners. As part of the completion of the DP3 program, Alpine has retired liabilities of approximately $30.2 million.

Alpine Summit Energy Partners, Inc. (formerly Red Pine Petroleum Ltd.)
Notes to the condensed interim consolidated financial statements
For the three months ended March 31, 2022 and 2021
(amounts in US dollars unless otherwise noted)(Unaudited)

Twelve of the DP3 partners exercised the put right provided to such partners by DP3 regarding residual interests in their associated investment and, subject to the approval of the TSX Venture Exchange (the "TSXV"), elected to sell their remaining interest in DP3 for 894,929 Class B non-voting units of HB2 Origination, LLC (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company), having a deemed value of US$5.70 per unit (which was calculated with reference to the trailing 30 day share price and the allowable discounts permitted by the policies of the TSXV), or a total of approximately $5.1 million.

Dividends declared

On April 1, 2022, the Company's Board of Directors declared a dividend of $0.03 per SVS and $3.00 per MVS, for a total amount of $1,015,994, payable on April 29, 2022, to shareholders of record on the close of business on April 14, 2022.

On May 1, 2022, the Company's Board of Directors declared a dividend of $0.03 per SVS and $3.00 per MVS, for a total amount of $1,015,994, payable on May 31, 2022, to shareholders of record on the close of business on May 17, 2022.